CONRAD C. LYSIAK
Attorney and Counselor at Law
601 West First Avenue
Suite 503
Spokane, Washington 99201
(509) 624-1475
FAX (509) 747-1770
Email: cclysiak@qwest.net

July 21, 2005

Ms. Jennifer Hardy, Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:   AGA RESOURCES, INC.
         Form SB-2/A-1
         SEC File No. 333-124181

Dear Ms. Hardy:

In response to your letter of comments dated July 1, 2005, please be advised as follows:

Risk Factors
  The registration statement has been revised to include the cost of reclamation in the Use of Proceeds. Accordingly, no risk factor is needed.

Plan of Distribution
  Disclosure has been provided that officers and directors will contact investors, one-on-one and will respond to investor contacts. No investment meetings will be held.

Business
  The language has been revised to reflect that AGA will be engaged in the exploration of one mineral property.

Securities and Exchange Commission
RE:   AGA RESOURCES, INC.
         Form SB-2 filed June 16, 2005
         File No. 333-124181
July 21, 2005

Background
  Disclosure has been provided that AGA has not paid and does not intend to reimburse Mrs. McLeod $1,000 for the staking of the claim.

  Disclosure has been provided that Mr. McLeod suggested purchasing the claim to Mr. Zhang. Mr. Zhang, after reviewing the matter with Mr. McLeod agreed and accordingly it was decided to proceed with the project.

Regulation
  Disclosure has been provided that the costs relate to reclamation.

Background of Officers and Directors
  The nature of Canstar Resources Inc. and ECP Ventures, Incs' businesses and EPC Ventures' current trading status have been provided.

Note 5 Related Parties
  The disclosure has been revised to include the information referred to.

Exhibit 23.1

  An updated consent has been provided which includes the SEC filing number.

Yours truly,

/s/ Conrad C. Lysiak
Conrad C. Lysiak

CCL:jtb

cc: AGA RESOURCES, INC.